FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

Press Release

Agreement for the sale of minority shareholding in AGET Heracles

Athens, 19th April 2007

National Bank of Greece announces it has reached an agreement for the sale of its minority shareholding in AGET Heracles to majority shareholders Lafarge Group. Pursuant to this agreement, NBG will sell 18.480.899 shares, representing 26% of the share capital of AGET Heracles.

This sale is consistent with the stated strategy of the Bank to focus on its core banking activities and exit from its non-financial participations.

This development comes as the conclusion of the Bank’s efforts to dispose of its minority shareholding in Heracles, including identifying a strategic investor.

The sale price has been agreed at €17.40 per share, or €321.6m in total and is in line with the average closing price of the last 30 trading days, in which the stock recorded its six-year high. This agreed sale price exceeds by 13% the 12-month average of Heracles’ stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 19th April, 2007
Chairman - Chief Executive Officer